SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2004 (December 13, 2004)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

This report on Form 6-K contains information relating to Ansell Limited’s share buy-back offer. United States residents should refer to the terms of the offer described in the Schedule TO filed with the Securities and Exchange Commission by Ansell Limited on October 14, 2004, as amended.

NEWS RELEASE

Ansell Limited
A.B.N. 89 004 085 330

Level 3, 678 Victoria Street
Richmond, Victoria 3121, Australia

GPO Box 772H Melbourne
Victoria 3001, Australia

Telephone (+613) 9270 7270
Facsimile (+613) 9270 7300
www.ansell.com

13 December, 2004

ANSELL LIMITED ANNOUNCES RESULTS OF

OFF MARKET BUY-BACK

Ansell Limited announced the final results of its buy-back, or tender offer, to purchase up to A$155,000,000 worth of its Ordinary Shares (including Ordinary Shares held as American Depositary Shares (“ADSs”)). The offer expired at 5:00 p.m., Melbourne time, which was 1:00 a.m. U.S. Eastern Standard time, on Friday, December 10, 2004.

Based on the final count of the number of Ordinary Shares (including those underlying ADSs) accepted/tendered in the offer, 31,509,539 Ordinary Shares (including 45,239 Ordinary Shares held as ADSs) were properly tendered and not withdrawn at a price per share of A$9.20.

As the total number of Ordinary Shares (including Ordinary Shares held as ADSs) tendered into the Buy-Back exceeded A$155 million, a scale back was applied as set out in paragraph 4.1(a) of the Buy-Back Booklet and as amended by announcement to the ASX on 25 November 2004, resulting in the purchase of 16,847,345 Ordinary Shares (including those held as ADSs) pursuant to the offer. After completion of the Buy Back, Ansell will have approximately 159,475,741 Ordinary Shares (including those held as ADSs) issued and outstanding.

It is expected that the buy-back proceeds will be mailed to shareholders participating in the buy-back by 21 December 2004.

This press release includes a “forward-looking statement” (within the meaning of the United States Securities Exchange Act of 1934, as amended) and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. The forward-looking statement relates to our expectations and beliefs regarding a future event, specifically, the number of Ordinary Shares that will be outstanding following the completion of the offer, which is beyond our control. We believe that a number of important factors, risks and uncertainties could cause our actual results to differ from statements made in this release, including, without limitation, any variation in the number of Ordinary Shares accepted/tendered as determined by our share register, and other risk factors detailed in our filings with the SEC and ASX. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, planned for, estimated, expected or projected.

For further information:

Media	Investors & Analysts

Australia	USA	Australia

Peter Brookes Cannings Tel: (61) 0407 911 389 Email: pbrookes@cannings.net.au	Rustom Jilla Chief Financial Officer Tel: (1732) 345 5359 Email: rjilla@ansell.com	David Graham General Manager – Finance & Treasury Tel: (613) 9270 7215 or (61) 0401 140 749 Email: dgraham@ap.ansell.com

Ansell Limited is a global leader in healthcare barrier protective products. With operations in the Americas, Europe and Asia, Ansell employs more than 11,000 people worldwide and holds leading positions in the natural latex and synthetic polymer glove and condom markets. Ansell operates in three main business segments: Occupational Healthcare, supplying hand protection to the industrial market; Professional Healthcare, supplying surgical and examination gloves to healthcare professionals; and Consumer Healthcare, supplying sexual health products and consumer hand protection. Information on Ansell and its products can be found at http://www.ansell.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED
(Registrant)

By:	/s/ DAVID M. GRAHAM
Name:	DAVID M. GRAHAM
Title:	GENERAL MANAGER – FINANCE & TREASURY

Date: December 13, 2004